FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated June 13, 2006 (“Vodafone Spain and Reserach In Motion Launch the BlackBerry 8707v in Spain") News Release dated June 13, 2006 (“Mobiltel and RIM Introduce BlackBerry in Bulgaria")	Page No 3 3

Document 1

June 13, 2006

FOR IMMEDIATE RELEASE

Vodafone Spain and Research In Motion Launch the BlackBerry 8707v in Spain

Madrid, Spain and Waterloo, Canada — Vodafone Spain and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the BlackBerry® 8707v™ for corporate and individual users. The BlackBerry 8707v provides mobile users with the connectivity they require in a sleek and stylish design and will operate on Vodafone’s UMTS network in Spain.

The UMTS network enables BlackBerry 8707v users to speak on the phone while simultaneously sending and receiving email, browsing the Internet or using other mobile data applications.  The BlackBerry 8707v can also be used as a wireless tethered modem, allowing users to connect to the Internet using their laptop.

“We have an excellent relationship with RIM and we are pleased to offer the BlackBerry 8707v with UMTS support to our customers for the first time in Spain.  In addition to enjoying the various BlackBerry applications on the UMTS network, our customers can also use the device as a modem to access the Internet through their PC, giving them the added benefit of broader connectivity when they are on the move,” commented Antonio Alemán, Director, Enterprise Business Unit, Vodafone Spain.

“The BlackBerry 8707v is the perfect business tool for mobile professionals. It delivers all the functionality BlackBerry users have come to rely on, including support for email, phone, calendar, address book, Internet and intranet applications, as well as a tethered modem for their laptops,” said Charmaine Eggberry, Vice President, EMEA, Research In Motion. “The BlackBerry 8707v is another breakthrough in mobile communications and we are very pleased to launch it together with Vodafone Spain.”

The BlackBerry 8707v features an intuitive user interface, thumb-operated trackwheel, full QWERTY keyboard, built-in speakerphone, Bluetooth® support, as well as dedicated “send,” “end,” and “mute” keys, making email, browsing and call management fast and easy. The high-resolution color LCD screen provides a large and bright workspace for viewing email, web pages and other data applications. In addition, intelligent light-sensing technology automatically optimizes screen and keyboard lighting levels for indoor and outdoor environments.

The BlackBerry 8707v operates on 2100 MHz UMTS networks and also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks. It includes 64MB flash memory, Bluetooth® support for use with wireless headsets and car kits, and a 320x240 QVGA screen that delivers vivid graphics and exceptional readability for web pages, email and attachments of popular formats including JPEG, BMP, TIFF, Microsoft® Word, Excel and PowerPoint®, Corel® WordPerfect® and Adobe® PDF.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

— more —

About Vodafone Spain

Vodafone Spain is part of the Vodafone Group, the world leader for mobile markets, present in 27 countries, and with agreements with other 27 along the 5 continents. Vodafone offers a complete range of mobile telecommunication services, including voice and data communication for the access to more than 171 million users proportional. The more than 12.4 million clients that Vodafone Spain has take advantage of the experience and capacity of this worldwide leader company that helps its clients — individuals, enterprise and communities — to be better connected to the mobile world.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

June 13, 2006

FOR IMMEDIATE RELEASE

Mobiltel and RIM Introduce BlackBerry in Bulgaria

EDGE-enabled BlackBerry 8700v delivers mobile freedom

Sofia, Bulgaria and Waterloo, ON — Mobiltel – Bulgaria’s largest mobile operator and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced the launch of BlackBerry® in Bulgaria. Mobiltel will initially offer the BlackBerry 8700v™.

The BlackBerry 8700v is the perfect choice for users looking for an exceptional phone, email and browsing experience while away from the office. The BlackBerry 8700v offers an intuitive user experience with support for push-based email, phone, text messaging, Internet, organizer and corporate data applications. The quad-band device operates on Mobiltel’s GSM/GPRS and EDGE network.

“The introduction of BlackBerry is a testament to Mobiltel’s leadership in providing innovative products and services. We are pleased to be the first to introduce BlackBerry in Bulgaria. The BlackBerry 8700v will allow customers to save time and stay connected whilst on the move,” said Stelios Malis, Mobiltel CMO.

“We are pleased to work with Mobiltel to bring the popular and proven BlackBerry platform to the Bulgarian market. The BlackBerry 8700v delivers industry leading technologies in a stylish design, providing the ultimate mobile communications experience. Mobiltel’s customers can now enjoy the freedom of BlackBerry with the flexibility to stay connected to work and life whenever they wish,” said Charmaine Eggberry, Vice President, EMEA, Research In Motion.

The recently introduced BlackBerry 8700v features EDGE support, an Intel processor and a completely re-engineered BlackBerry device platform that delivers fast web browsing, application performance and attachment viewing. In addition, the BlackBerry 8700v provides a bright, high resolution LCD screen that supports more than 65,000 colors and delivers vivid graphics. It also incorporates an intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting to provide optimized viewing in outdoor, indoor and dark environments. The BlackBerry 8700v also includes premium phone features such as dedicated ‘send,’ ‘end’ and ‘mute’ keys, smart dialing, conference calling, speed dialing, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and wireless headsets.

For corporate customers, BlackBerry Enterprise Server™ software, tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

— more —

About Mobiltel

Mobiltel is recognized as the innovative telecom market leader in Bulgaria and one of the most successful mobile operators in Europe. Today the Company serves more than 3,6 Million clients. In 2005 the operator won the only UMTS A Class license tender in Bulgaria for a 20-year term. Six months later — on September 14, 2005, Mobiltel presented the first operational UMTS network in Bulgaria. On March 6 the company introduced the first 3G services in Bulgaria – the video call and the mobile data access over HSDPA.

Since July 2005 Mobiltel is part of the mobilkom austria group together with mobilkom austria, Vipnet, Si.mobil and mobilkom liechtenstein. In February 2006 Mobiltel announced the cooperation with Vodafone, thanks to which Mobiltel will offer selected Vodafone services to its clients.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
Phone: +1 (519) 888-7465
E-mail: investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 13, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller